SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13G
________________

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hepion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

426897104
(CUSIP Number)

December 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 426897104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)* 4,945 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)* 4,945 shares of Common Stock issuable upon exercise of Warrants
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

4,945 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.05% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 426897104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)* 4,945 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)* 4,945 shares of Common Stock issuable upon exercise of Warrants
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

4,945 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.05% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 426897104	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)* 4,945 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)* 4,945 shares of Common Stock issuable upon exercise of Warrants
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

335,745 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

4,945 shares of Common Stock issuable upon exercise of Warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.05% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 426897104	13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Hepion Pharmaceuticals, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 399 Thornall Street, First Floor, Edison, New Jersey 08837.
Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

(i) Empery Asset Management, LP (the “Investment Manager”), with respect to the shares of Common Stock underlying the Reported Warrants (as defined below) held by funds to which the Investment Manager serves as investment manager (the “Empery Funds”).

Reporting Individuals

(ii) Mr. Ryan M. Lane (“Mr. Lane”), with respect to the shares of Common Stock underlying the Reported Warrants held by the Empery Funds.

(iii) Mr. Martin D. Hoe (“Mr. Hoe”), with respect to the shares of Common Stock underlying the Reported Warrants held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the “Reporting Individuals”) is a Managing Member of Empery AM GP, LLC (the “General Partner”), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205 New York, New York 10020

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 426897104	13G	Page 6 of 9 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

426897104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________

CUSIP No. 426897104	13G	Page 7 of 9 Pages

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 32,025,153 shares of Common Stock issued and outstanding as of November 25, 2020, which is comprised of 29,025,153 shares outstanding as of November 24, 2020 as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on November 25, 2020, and 3,000,000 shares of Common Stock issued as of November 25, 2020 as represented in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2020, indicating that the underwriter had exercised its option under the underwriting agreement to purchase the additional shares of Common Stock, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Warrants (subject to the Blockers) held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Warrants (subject to the Blockers) held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

CUSIP No. 426897104	13G	Page 8 of 9 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 426897104	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 20, 2021
EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane___________________
Name: Ryan M. Lane
Title: Managing Member

_/s/ Ryan M. Lane______________________
Ryan M. Lane

_/s/ Martin D. Hoe______________________
Martin D. Hoe